

October 12, 2011

Via E-mail
Mr. Anders Gustafsson
Chief Executive Officer
Zebra Technologies Corp.
475 Half Day Road, Suite 500
Lincolnshire, Illinois 60069

> **Re: Zebra Technologies Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Response Letter Dated September 28, 2011**
> **File No. 0-19406**

Dear Mr. Gustafsson:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Results of Operations: Year Ended December 31, 2010 versus Year Ended December 31, 2009, page 28

Income Taxes, page 32

1.   We note your response to prior comment one in our letter dated September 19, 2011. Please further advise us of the years affected and the amount applicable to each year.

Also, please tell us how such error was reported for each year in your tax rate reconciliation on page F-30.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief